Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF SRKP 31, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That pursuant to the unanimous written consent of the Board of Directors of SRKP 31, Inc. resolutions were duly adopted setting forth an amendment to the Certificate of Incorporation of said corporation, pursuant to Section 241 of General Corporation Law of the State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Corporation has not received any payment for any of its stock and the officers of the Corporation be, and they hereby are, authorized and directed, pursuant to Section 241 of the General Corporation law of the State of Delaware, by and on behalf of the Corporation, to amend the Certificate of Incorporation of this corporation by changing Article 1 so that, as amended, said Article shall be and read as follows:

“The name of the corporation is WRASP 31, Inc. (the "Corporation").”

SECOND: That in accordance with Section 241 of the General Corporation Law of the State of Delaware, the corporation herby certifies that the Corporation has not received any payment for any of its stock.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 241 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 13th day of July, 2009.

By:	/s/Anthony Pintsopoulos
Anthony Pintsopoulos
Secretary and Director